BofA Finance LLC

Fixed Income Auto-Callable Yield Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 433
Registration Statement No 333-213265

Terms of the Notes

Provided that the Notes have not been previously automatically called, the Fixed Income Auto-Callable Yield Notes Linked to the Least Performing of the Common Stock of Amazon.com, Inc., the Common Stock of Apple Inc., the Class A Common Stock of Alphabet Inc. and the Common Stock of Netflix, Inc. (the "Notes") provide a monthly Fixed Coupon Payment of $6.6667 on each Fixed Payment Date. Beginning in May 2020, if the Observation Value of **each** Underlying Stock is greater than or equal to its Starting Value on any Observation Date (other than the final Observation Date), the Notes will be automatically called, in whole but not in part, at 100% of the principal amount, together with a Fixed Coupon Payment. No further amounts will be payable following an Automatic Call. If the Notes are not automatically called, at maturity you will receive the Redemption Amount, calculated as described under "Redemption Amount Determination".

Issuer:	BofA Finance LLC ("BofA Finance")
Guarantor:	Bank of America Corporation ("BAC")
Term:	Approximately 3 years, unless previously automatically called.
Underlying Stocks:	The common stock of Amazon.com, Inc., the common stock of Apple Inc., the Class A common stock of Alphabet Inc. and the common stock of Netflix, Inc.
Pricing and Issue Dates*:	November 22, 2019 and November 27, 2019, respectively
Observation Dates†*:	Monthly. Please see the Preliminary Pricing Supplement for further details.
Threshold Value:	For each Underlying Stock, 60% of its Starting Value.
Fixed Coupon Payment:	Provided that the Notes have not been previously automatically called, we will pay a monthly Fixed Coupon Payment of $6.6667 per $1,000 in principal amount of Notes (equal to a rate of 0.66667% per month or 8.00% per annum) on the applicable Fixed Payment Date (including the Maturity Date).
Automatic Call:	Beginning in May 2020, all (but not less than all) of the Notes will be automatically called if the Observation Value of each Underlying Stock is greater than or equal to its Starting Value on any quarterly Observation Date (other than the final Observation Date). If the Notes are automatically called, the Early Redemption Amount will be paid on the Fixed Payment Date. No further amounts will be payable following an Automatic Call.
Early Redemption Amount:	For each $1,000 in principal amount of Notes, $1,000 plus a Fixed Coupon Payment.
Initial Estimated Value Range:	$917.50-$947.50 per Note.
Underwriting Discount:*	$32.50 (3.25% of the public offering price) per Note.
CUSIP:	09709TXB2
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109219012242/e7260-424b2.htm

* Subject to change.
† Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Is the Ending Value of the Least Performing Underlying Stock greater than or equal to its Threshold Value?

Yes

You will receive:
$1,000

No

You will receive per $1,000 Note:
$1,000 + ($1,000 x the Underlying Stock Return of the Least Performing Underlying Stock)

In this case the Redemption Amount will be less than 60% of the principal amount and could be zero

The Redemption Amount will also include the final Fixed Coupon Payment, regardless of the performance of the Least Performing Underlying Stock.

Hypothetical Returns at Maturity

Underlying Stock Return of the Least Performing Underlying Stock	Redemption Amount per Note	Return on the Notes (1)
60.00%	$1,006.6667 (2)	0.66667%
50.00%	$1,006.6667	0.66667%
40.00%	$1,006.6667	0.66667%
30.00%	$1,006.6667	0.66667%
20.00%	$1,006.6667	0.66667%
10.00%	$1,006.6667	0.66667%
5.00%	$1,006.6667	0.66667%
2.00%	$1,006.6667	0.66667%
0.00%	$1,006.6667	0.66667%
-10.00%	$1,006.6667	0.66667%
-20.00%	$1,006.6667	0.66667%
-30.00%	$1,006.6667	0.66667%
-40.00% (3)	$1,006.6667	0.66667%
-45.00%	$556.6667	-44.33333%
-50.00%	$506.6667	-49.33333%
-100.00%	$6.6667	-99.33333%

(1) The "Return on the Notes" is calculated based on the Redemption Amount and final Fixed Coupon Payment, not including any Fixed Coupon Payments paid prior to maturity.
(2) This amount represents the sum of the principal amount and the final Fixed Coupon Payment.
(3) This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying Stock.

BofA Finance LLC
Fixed Income Auto-Callable Yield Notes
Fully and Unconditionally Guaranteed by Bank of America Corporation
Risk Factors
? Your investment may result in a loss; there is no guaranteed return of principal.
? Your return on the Notes is limited to the return represented by the Fixed Coupon Payments, if any, over the term of the Notes
? The Notes are subject to a potential Automatic Call, which would limit your ability to receive the
Fixed Coupon Payments over the full term of the Notes.
? Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
? Any payments on the Notes are subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
? The public offering price you pay for the Notes will exceed their initial estimated value.
? We cannot assure you that a trading market for your Notes will ever develop or be maintained.
? The Early Redemption Amount or Redemption Amount, as applicable, will not reflect the prices of the Underlying Stocks other than on the Observation Dates or the Valuation Date, as applicable.
? Because the Notes are linked to the least performing (and not the average performance) of the
Underlying Stocks, you may not receive any return on the Notes and may lose some or all of your principal amount even if the Observation Value or Ending Value of one Underlying Stock is always greater than or equal to its Coupon Barrier or its Threshold Value, as applicable.
? The terms of the Notes will not be adjusted for all corporate events that could affect an issuer of an Underlying Stock.
You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.
This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary
Pricing Supplement dated November 7, 2019, Product Supplement STOCK-1 dated November 30, 2016 and Prospectus Supplement and Prospectus dated November 4, 2016 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable
Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the
Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement STOCK-1 and Prospectus Supplement and
Prospectus if you so request by calling toll-free at 1-800-294-1322.